[redacted]

09058411

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66446

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AMERICAN UNION SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 WALL STREET, 15TH FLOOR
(No. and Street)

NEW YORK (City) NEW YORK (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BRIAN ZUCKER 732-536-4646
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAGELL, JOSEPHS, LEVINE & COMPANY, LLC
(Name – *if individual, state last, first, middle name*)

406 LIPPINCOTT DRIVE, STE J, MARLTON NJ 08053
(Address) (City) (State) (Zip Code)

SEC

FEB 27 2009

Washington, DC
111

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PETER ZHOU, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AMERICAN UNION SECURITIES, INC., as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Ira Lew 2/26/09

Notary Public

IRA LEW
NOTARY PUBLIC STATE OF NEW YORK
NO. 01LE5064336
QUALIFIED IN NEW YORK COUNTY
COMMISSION EXPIRES ON
AUGUST 12, 2010

STATE AND COUNTY OF NEW YORK

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
Certified Public Accountants
406 Lippincott Drive
Suite J
Marlton, NJ 08053
(856) 355-5900 Fax (856)396-0022

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
American Union Securities, Inc.
New York, NY

We have audited the accompanying statement of financial condition of American Union Securities, Inc. as of December 31, 2008, and the related statement of operations, changes in stockholders' equity and cash flows for the year ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Union Securities, Inc. as of December 31, 2008 and the results of its operations and its cash flows for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index are presented for the purposes of additional analyses and are not a required part of the basic financial statements, but are supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BAGELL, JOSEPHS, LEVINE & COMPANY, LLC

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
Certified Public Accountants
Marlton, New Jersey

February 6, 2009

AMERICAN UNION SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

ASSETS	
Cash	$ 16,106
Accounts receivable	101,204
Securities owned, at market	2,146,289
Property and equipment, net	3,247
Security deposits and other	38,475
TOTAL ASSETS	$ 2,305,321

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accrued expenses	$ 32,982
Loan payable	18,014
Total liabilities	50,996
Commitments	-
STOCKHOLDERS' EQUITY	
Common stock, $.001 par value, 6,000,000 shares authorized, 100 shares issued and outstanding	-
Additional paid-in capital	507,690
Retained earnings	1,746,635
Total stockholders' equity	2,254,325
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,305,321

The accompanying notes are an integral part of these financial statements.

AMERICAN UNION SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES		
Commissions	$	13,534
Interest and dividends		167,114
Realized gains on sale of securities		884,149
Unrealized gains on securities		2,393,001
Total revenues		3,457,798
OPERATION EXPENSES		
Settlement and trading fees		289,544
Compensation		122,280
Rent		113,327
Professional services		118,649
Office		216,373
Depreciation		3,004
Clearing expense		159,240
Interest		1,857
Utilities		19,121
Realized losses on sale of securities		157,997
Unrealized losses on securities		8,063,094
Total operating expenses		9,264,486
NET LOSS	$	(5,806,688)

The accompanying notes are an integral part of these financial statements.

AMERICAN UNION SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Common Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance, January 1, 2008	100	$ -	$ 471,590	$ 7,575,034	$ 8,046,624
Contributed capital	-	-	36,100	-	36,100
Distributions	-	-	-	(21,711)	(21,711)
Net Loss	-	-	-	(5,806,688)	(5,806,688)
Balance, December 31, 2008	100	$ -	$ 507,690	$ 1,746,635	$ 2,254,325

The accompanying notes are an integral part of these financial statements.

AMERICAN UNION SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (5,806,688)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	3,004
Unrealized loss on securities	5,670,094
Changes in assets and liabilities:	
Increase in securities	18,822
Decrease in receivable from brokers and dealers	18,533
Increase in accrued expenses	4,981
Total adjustments	5,715,434
Net cash (used in) operating activities	(88,250)
CASH FLOWS FROM FINANCING ACTIVITIES	
(Decrease) in loans payable	(38,757)
Contributed capital	36,100
Distributions	(21,711)
Net cash (used in) financing activities	(24,368)
DECREASE IN CASH AND CASH EQUIVALENTS	(112,618)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	128,724
CASH AND CASH EQUIVALENTS - END OF THE YEAR	$ 16,106
SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:	
Cash paid during the year for:	
Interest paid	$ 1,857

The accompanying notes are an integral part of these financial statements.

NOTE 1 NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

American Union Securities, Inc. ("Company") is a registered broker-dealer in securities under the provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulation Authority (FINRA). The Company incorporated in the State of New York on June 9, 2004. The Company commenced operations as a broker-dealer on November 12, 2004.

The Company has an agreement ("Agreement") with a clearing broker ("Broker") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain record keeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

SECURITIES TRANSACTIONS

Securities transactions and related commission revenues and expenses are recorded on a trade date basis. Securities listed on a national exchange are valued at the last sales price on the date of valuation. Securities not listed on a national exchange are valued at the last sales price on the date of valuation or, if such price is not available, at the bid price for securities owned and the ask price for securities sold but not yet purchased at the close of business.

INCOME TAXES

American Union Securities, Inc., with the consent of its stockholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. As of January 1, 2008, the Corporation had a balance of $118,736 in retained earnings subject to built-in gain tax provisions.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. The Company had cash equivalents at December 31, 2008 of $16,106.

NOTE 1 NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts reported in the balance sheet for cash and cash equivalents, and accounts payable approximate fair value because of the immediate or short-term maturity of these financial instruments. The carrying amount reported for long-term debt approximates fair value because, in general, the interest on the underlying instruments fluctuates with market rates.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The costs of maintenance and repairs are charged to income as incurred; significant renewals and betterments are capitalized. Deduction is made for retirements resulting from renewals or betterment.

TRADING SECURITIES

Security positions resulting from proprietary trading are reported at current market and fair values, and unrealized gains or losses resulting from making these to the market or fair value are included in profit or loss.

NOTE 2 CLEARING AGREEMENT

In accordance with the Company's agreement, all of the Company's property held by the Broker including, but not limited to, securities, deposits, monies and receivables are used as collateral to secure the Company's liabilities and obligations to the Broker.

NOTE 3 REGULATORY NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2008, the Company has regulatory net capital of $174,323 and a minimum regulatory net capital requirement of $100,000.

Under the provisions of Rule 15c3-3, the Company is not required to segregate funds in a special reserve account for the exclusive benefit of customers and, is not subject to certain other requirements of the Consumer Protection Rule.

NOTE 4 COMMITMENTS

CUSTOMER TRANSACTIONS

In the normal course of business, the Company can execute, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counter party, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counter parties in the above situations. The Company's policy is to monitor its market exposure and counter party risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counter party and customer with which it conducts business.

OPERATING LEASE

The Company leases office space under a five-year lease agreement that will expire in June 2009. Currently, the Company is paying $8,665 per month as a base rent until the lease ends on June 30, 2009. The Company has not determined whether to renew the lease. The minimum rentals for the remainder of the lease is

Rent expense for the period ended December 31, 2008 was $113,327.

2009	$ 51,990
Total rental commitment	$ 51,990

NOTE 5 MARKETABLE SECURITIES

Marketable securities represent securities owned by the Company as an investment. As of December 31, 2008, marketable securities were comprised of the following:

	Market Value	Percent of Total
Corporate securities (net of unrealized appreciation)	$ 2,146,289	100%

NOTE 6 SECURITY DEPOSITS

The Company has a security deposit with its landlord in the amount of $33,475 as of December 31, 2008.

NOTE 7 PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2008 is as follows:

Office equipment and furniture	$ 3,905
Computer	12,694
Less: Accumulated depreciation	(13,352)
	$ 3,247

Depreciation expense was $3,004 for the year ended December 31, 2008.

NOTE 8 SECURITIES SOLD, NOT YET PURCHASED

The Company may, from time to time, sell securities it does not own in anticipation of a decline in the fair value of those securities. When the Company sells a security short, it must borrow the security sold short. A gain, limited to the price at which the Company sells the security short, or a loss, unlimited in amount, will be recognized upon the termination of a short sale. At December 31, 2008, there is no obligation for securities sold, not yet purchased.

NOTE 9 FAIR VALUE MEASUREMENTS

On January 1, 2008, the Company adopted SFAS No. 157, *"Fair Value Measurements"* ("SFAS No. 157"). SFAS 157 defines fair value, provides a consistent framework for measuring fair value under Generally Accepted Accounting Principles and expands fair value financial statement disclosure requirements. SFAS 157's valuation techniques are based on observable and unobservable inputs. Observable inputs reflect readily obtainable data from independent sources, while unobservable inputs reflect our market assumptions

SFAS 157 classifies these inputs into the following hierarchy:

Level 1 Inputs - Quoted prices for identical instruments in active markets.

Level 2 Inputs - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 Inputs - Inputs with primarily unobservable value drivers.

The following table represents the fair value hierarchy for those financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
Assets				
Marketable Securities	$ -	$ 2,146,289	$ -	$ 2,146,289
Total Assets	$ -	$ 2,146,289	$ -	$ 2,146,289
Total Liabilities	$ -	$ -	$ -	$ -

SUPPLEMENTAL SCHEDULE

AMERICAN UNION SECURITIES, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 AND STATEMENT PURSUANT TO RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

Computation of Net Capital		
Total stockholders' equity from statement of financial condition		$ 2,254,325
Less: Non-allowable assets		
Investments	$ 3,247	
Blocked securities	1,998,156	
Security deposit	38,475	
Total non-allowable assets		2,039,878
Sub-total		214,447
Less: Haircut valuations and undue concentration		(40,124)
NET CAPITAL		$ 174,323
Computation of Basic Net Capital Requirement		
Minimum net capital required, 6-2/3% of $50,996 pursuant to Rule 15c3-1		$ 3,400
Minimum dollar per capital requirements of reporting broker/dealer		$ 100,000
Minimum net capital requirements of reporting broker/dealer		$ 100,000
EXCESS NET CAPITAL		$ 74,323
Computation of Aggregate Indebtedness		
Accounts payable		$ 50,996
Percentage of aggregate indebtedness to net capital		29.25%

Statement Pursuant to Rule 17a-5(d)(4)

A reconciliation with the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 was not prepared as there was not a material difference between the Company's computation of net capital and the computation contained herein.

AMERICAN UNION SECURITIES, INC.
SCHEDULE II
STATEMENT PURSUANT TO RULE 17a-5(d)(2) OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

The Company had no liability subordinated to claims of general creditors as of January 1, 2008. In addition, there were none in existence during the year ended December 31, 2008, and accordingly, there are no changes to the report.

AMERICAN UNION SECURITIES, INC.
SCHEDULE III
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c-3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS:

The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3. The Company has no customers.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

The Company has complied with the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2008.

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
Certified Public Accountants
406 Lippincott Drive
Suite J
Marlton, NJ 08053
(856) 355-5900 Fax: (856) 396-0022

REPORT ON INTERNAL CONTROL

Board of Directors
American Union Securities, Inc.
New York, NY

In planning and performing our audit of the financial statements of American Union Securities, Inc., as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BAGELL, JOSEPHS, LEVINE & COMPANY, LLC.

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
Certified Public Accountants
Marlton, New Jersey

February 6, 2009

AMERICAN UNION SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2008

AMERICAN UNION SECURITIES, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2008

CONTENTS